UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MILESTONE SCIENTIFIC INC.
(Name of Issuer)
Common Stock, par value $.001 per share and Units consisting of two shares of Common Stock and one Warrant to purchase one share of Common Stock
(Title of Class of Securities)
59935P100
(CUSIP Number)
Stephen A. Zelnick, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
Tel: (212) 838-5030
Fax: (212) 838-9190
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	59935P100

1	NAMES OF REPORTING PERSONS K. Tucker Andersen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,655,564

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,655,564

WITH	10	SHARED DISPOSITIVE POWER

		30,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,686,230

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.2%

14	TYPE OF REPORTING PERSON

	IN

Page 2 of 5 Pages

CUSIP NO.	59935P100
Item 1. Security and Issuer.
Name of Issuer: Milestone Scientific Inc. (the “Company”)
Address of Issuer’s Principal Executive Offices:
45 Knightsbridge Road
Piscataway, New Jersey 08854
Security: Common Stock, par value $.001 per share (“Shares”).
Item 2. Identity and Background.
(a) Name of Reporting Person: K. Tucker Andersen (the “Reporting Person”)
(b) The Business Address of the Reporting Person is:
c/o Cumberland Associates LLC
1114 Avenue of the Americas
New York, NY 10036
(c) Principal Occupation of the Reporting Person:
The Reporting Person is a self-employed independent investor and business consultant.
(d) Criminal Convictions involving the Reporting Person:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations).
(e) Civil Proceedings involving the Reporting Person:
During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Citizenship: The Reporting Person is a citizen of the United States.

Page 3 of 5 Pages

CUSIP NO.	59935P100
Item 3. Source and Amount of Funds or Other Consideration.
On January 24, 2007, the Company issued to the Reporting Person options to purchase 100,000 Shares at $1.51 per Share pursuant to the Company’s 2004 Stock Option Plan in payment for services rendered to the Company by the Reporting Person. Between September 5, 2007 and May 14, 2008, the Company issued to the Reporting Person warrants to purchase an aggregate of 130,000 Shares at $5.00 per Share pursuant to a $1,300,000 Revolving Line of Credit Promissory Note, dated as of June 28, 2007 and amended in April 2008, entered into by the Company for the benefit of the Reporting Person. On December 27, 2008, the Company issued to the Reporting Person warrants to purchase 45,000 Shares at $0.32 per Share pursuant to a $450,000 Promissory Note, dated December 27, 2008, entered into by the Company for the benefit of the Reporting Person. On September 21, 2009, the Company issued 100,000 Shares to the Reporting Person in payment for consulting services rendered to the Company by the Reporting Person. On December 28, 2009, the Company issued 822,785 Shares to the Reporting Person upon conversion of the Reporting Person’s $1,300,000 Revolving Line of Credit Promissory Note. None of the transactions were paid for with borrowed funds or funds obtained for the purpose of acquiring, holding, trading or voting the securities.
Item 4. Purpose of the Transaction.
The Reporting Person acquired the Shares for the purpose of investment.
Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company’s common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.
Item 5. Interest in Securities of the Issuer.1
(a) The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person beneficially is 2,686,230 Shares, which includes (i) 100,000 Shares issuable upon the exercise of options, which are currently exercisable at $1.51 per share; (ii) 130,000 Shares issuable upon the exercise of warrants, which are currently exercisable at $5.00 per share; and (iii) 45,000 Shares issuable upon the exercise of warrants, which are currently exercisable at $0.32 per share. The 2,686,230 Shares represent approximately 18.2% of the total outstanding Shares. The percentage of outstanding Shares beneficially owned by the Reporting Person are based upon the aggregate of 14,752,016 outstanding Shares as of January 26, 2010.

[1]	The Company effected a 1-for-3 reverse stock split of its Shares on January 14, 2004. The Shares deemed beneficially owned by the Reporting Person, set forth herein, reflects the Reporting Person’s beneficial ownership post-split.

Page 4 of 5 Pages

CUSIP NO.	59935P100
(b) (i) The Reporting Person possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 2,655,564 Shares; and
(ii) The Reporting Person possesses shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 30,666 Shares.
(c) The Reporting Person effected no transactions in the Shares during the past 60 days with respect to the Shares.
(d) The Reporting Person’s wife has the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of 25,000 Shares of the 2,686,230 Shares beneficially owned by the Reporting Person. The Reporting Person’s daughters have the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of an aggregate of 5,666 Shares of the 2,686,230 Shares beneficially owned by the Reporting Person.
(e) Not applicable
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2010

/s/ K. Tucker Andersen
K. Tucker Andersen

Page 5 of 5 Pages